SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF  FOREIGN  PRIVATE  ISSUER  PURSUANT  TO RULE 13a-16 OR
15d-16  UNDER THE  SECURITIES  EXCHANGE  ACT  OF  1934

For the month of May 2025
Commission File Number: 0-30862

CERAGON NETWORKS LTD.

(Translation of registrant’s name into English)

3 Uri Ariav st., Bldg. A (7th Floor) PO Box 112, Rosh Ha’Ayin, Israel, 4810002

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERAGON NETWORKS LTD.

Date: May 15, 2025	By:	/s/ Hadar Vismunski Weinberg
	Name:	Hadar Vismunski Weinberg
	Title:	Chief Legal Officer and Corporate Secretary

Ceragon Networks Ltd announces that due to the absence of a quorum at the Annual General Meeting of shareholders originally scheduled to be held today, Thursday, May 15, 2025, at 16:00 (Israel time) (the "Meeting"), the Meeting is hereby adjourned to Thursday, May 22, 2025, at 16:00 (Israel time). At such adjourned Meeting, any two (2) shareholders present in person or by proxy shall constitute a quorum. No changes have been made to any item on the agenda for the Meeting, as detailed in the Proxy Statement for the Meeting filed by the Company on April 10, 2025.